Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), August 13th, 2026

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market.

Today, the Company’s Board of Directors resolved to call an Extraordinary Shareholders’ Meeting of the Company, to be held on September 10, 2026, in order to submit for shareholders’ approval an equity support agreement (the “ESA”) with its parent company, Empresas Copec S.A. (“Empresas Copec”). Such call is made in compliance with Title XVI of Corporations Law No. 18,046, given that the ESA constitutes a related-party transaction, for the approval of which all Arauco directors present at such meeting were required to abstain from voting.

The terms of the ESA include Empresas Copec’s irrevocable and unconditional commitment to keep available to Arauco an amount of up to US$450 million, which may be drawn by Arauco, in a single amount or in several amounts, from January 1, 2027 through December 31, 2028. Upon the occurrence of certain triggering events, Empresas Copec would attend the corresponding shareholders’ meeting to be called in the future for that purpose and would make the capital contribution in the corresponding amount.

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If this agreement is entered into, the Company would pay Empresas Copec an annual availability fee of 0.3%, calculated on the undisbursed balance of the committed amount, among other obligations.

The Board of Directors has appointed EY Consultores Limitada as independent appraisers, to report to shareholders on the terms of the transaction, its effects and potential impact for Arauco, within the periods and terms set forth in Section 5 of article 147 of the aforementioned Law.

We estimate that the information contained herein should have positive economic effects for the Company in the future, although such effects are not yet quantifiable.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chairman

c.c. - Santiago Stock Exchange

La Bolsa No. 64,

Santiago.

- Chilean Electronic Exchange

Huérfanos 770, 14th Floor-

Santiago

- Representative of the Bondholders (Banco Santander),

Bandera 140, Santiago

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